SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Date: 18 October 2021
Commission File Number: 001-14958

NATIONAL GRID plc
(Registrant’s Name)

1-3 Strand
London WC2N 5EH, England
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒  Form 20-F      ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Please see Exhibit 99.1 Announcement sent to the London Stock Exchange on 18 October 2021 — 'Pre-Close Update ahead of 2021/22 Half Year Results'

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Ceri James _______________________
Ceri James Assistant Company Secretary
Date: 18 October 2021

EXHIBIT INDEX

Exhibit No.	Description

99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 18 October 2021 — 'Pre-Close Update ahead of 2021/22 Half Year Results'